Indigo Acquisition Corp.
801 Brickell Avenue
Suite 1900
Miami, FL 33131

June 26, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Isabel Rivera; Dorrie Yale

Re:	Indigo Acquisition Corp.
Registration Statement on Form S-1
File No. 333-288014

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Indigo Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Monday, June 30, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ James Cassel
James Cassel
Chief Executive Officer